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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

571641208

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571641208

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

Madison Liquidity Investors 117, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware
Number of Units Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 5,604.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,604.75

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,604.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions)

OO*

*The Reporting Person is a limited liability company.

CUSIP No. 571641208

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).
  Madison Avenue Investment Partners, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware
5. Sole Voting Power 0 6. Shared Voting Power 5,624.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,624.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,624.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions) OO*

*The Reporting Person is a limited liability company.

CUSIP No. 571641208

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

MRI Partners, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware
5. Sole Voting Power 0 6. Shared Voting Power 5,604.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,604.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,604.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions)

OO*

*The Reporting Person is a limited liability company.

CUSIP No. 571641208

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Madison Capital Management, LLC

  2. Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b)  [X]

  3. SEC Use Only

  4. Citizenship or Place of Organization

  Nevada
5. Sole Voting Power 0 6. Shared Voting Power 5,624.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,624.75
Number of Units Beneficially Owned by Each Reporting Person With

  9. Aggregate Amount Beneficially Owned by Each Reporting Person

  5,624.75

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

  11. Percent of Class Represented by Amount in Row (9)

  8.0%

  12. Type of Reporting Person (See Instructions)

  OO*

  *The Reporting Person is a limited liability company.

  CUSIP No. 571641208
  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

Haberhill, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

Maryland
5. Sole Voting Power 0 6. Shared Voting Power 5,604.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,604.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,604.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions)

OO*

*The Reporting Person is a limited liability company.

CUSIP No. 571641208

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Bryan E. Gordon

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
5. Sole Voting Power 0 6. Shared Voting Power 5,624.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,624.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,624.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions) IN

CUSIP No. 571641208

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Ronald M. Dickerman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
5. Sole Voting Power 0 6. Shared Voting Power 5,624.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,624.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,624.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions) IN

CUSIP No. 571641208

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Douglas H.S. Greene

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  [X]

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America
5. Sole Voting Power 0 6. Shared Voting Power 5,604.75 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,604.75
Number of Units Beneficially Owned by Each Reporting Person With

9. Aggregate Amount Beneficially Owned by Each Reporting Person

5,604.75

10. Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

8.0%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer

Marriott Residence Inn II Limited Partnership

(b) Address of Issuer's Principal Executive Offices

10400 Fernwood Road

Bethesda, Maryland 20817

Item 2.

(a) Names of Persons Filing

The names of the persons filing this Amendment to the Schedule 13G filed on February 14, 2002 are Madison Liquidity Investors 117, LLC ("MLI 117"), Madison Avenue Investment Partners, LLC ("MAIP"), MRI Partners, LLC ("MRI"), Madison Capital Management, LLC ("Madison"), Haberhill LLC ("Haberhill"), Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene (collectively, the "Reporting Persons"). MLI 117 is owned by MRI, a joint venture between MAIP and Haberhill. Madison and MAIP are privately held investment management firms, and Haberhill is a privately held real estate investment advisory firm. Mr. Gordon and Mr. Dickerman are the Managing Directors of Madison. Mr. Greene is the Managing Director of Haberhill.

This Amendment is being filed to correct the filing party information by reflecting that MLI 117 is a Reporting Person rather than a nominee holder as initially reported, by adding MRI, Madison, Haberhill and Mr. Greene as Reporting Persons, and by deleting The Harmony Group II, LLC and First Equity Realty, LLC as Reporting Persons. Additionally, the ownership of Units by certain Reporting Persons has been adjusted to include additional Units owned through a separate investment fund.

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

(b) Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons except First Equity, Mr. Dickerman, Haberhill and Mr. Greene is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 410 Park Avenue, Suite 540, New York, New York 10022. The business address of Haberhill and Mr. Greene is 11790 Glen Road, Potomac, MD 20854.

(c) Citizenship

Each of MLI 117 and MRI is a Delaware limited liability company. Madison is a Nevada limited liability company. Haberhill is a Maryland limited liability company. Each of Mr. Gordon, Mr. Dickerman and Mr. Greene is a citizen of the United States of America.

(d) Title of Class of Securities

Units of limited partnership interests.

(e) CUSIP Number

571641208

Item 3. If this statement is filed pursuant to 17C.F.R.Sec.240.13d-1(b) or 17C.F.R.Sec.240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Ownership by the Reporting Persons as of December 31, 2001 are incorporated by reference to items 5 through 9 included on each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons

See Item 2(a) above.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Amendment to Schedule 13G is filed jointly on behalf of each of MLI 117, MAIP, MRI, Madison, Haberhill, Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene.

Dated as of: June 27, 2002

MADISON LIQUIDITY INVESTORS                       MADISON AVENUE, INVESTMENT

117, LLC                                                                     PARTNERS, LLC

By:  MRI Partners LLC, its Managing Partner               By: /s/ John Gordon

By: /s/ John Gordon                                                      Name: John Gordon

Name: John Gordon                                                     Title:  Senior Vice President

Title:   Senior Vice President

MRI PARTNERS, LLC                                           MADISON CAPITAL MANAGEMENT,

LLC

By: /s/ John Gordon                                                 By: /s/ John Gordon

Name: John Gordon                                                Name: John Gordon

Title:    Senior Vice President                                   Title:   Senior Vice President

HABERHILL, LLC

By: /s/ Douglas H.S. Greene

Name: Douglas H.S. Greene

Title: Managing Partner

/s/ Bryan E. Gordon                                                  /s/ Ronald M. Dickerman

Bryan E. Gordon                                                     Ronald M. Dickerman

/s/ Douglas H. S. Greene

Douglas H.S. Greene

Attention:Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).